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New York, NY 10019-6099
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June 26, 2019

VIA EDGAR

Sonny Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sanford C. Bernstein Fund, Inc.

Post-Effective Amendment No. 82 to the Registration Statement

Securities Act File No. 33-21844; Investment Company Act File No. 811-05555

Dear Mr. Oh:

On behalf of Sanford C. Bernstein Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on June 14, 2019 regarding Post-Effective Amendment No. 82 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 83 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant, whose responses are set out immediately under the Staff’s restated comments. The Amendment included a prospectus (the “Prospectus”) and statement of additional information (the “SAI”) for the retail share classes of the AB Intermediate Duration Portfolio of the Registrant (the “Portfolio”). Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

PROSPECTUS

General

Comment 1:	Please provide a response letter in the form of EDGAR correspondence prior to the effective date of the filing.

Response:	The Registrant will respond as requested.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

June 26, 2019

Summary Information

Comment 2:	Please supplementally explain the discrepancy between the Class Z Transfer Agent fees and the Transfer Agent fees of the other share classes of the Portfolio.

Response:	The transfer agency fees reflect the level of work required by the Transfer Agent for the different types of accounts. The fees are based on the estimated cost per account and the estimated average account size. In addition, Class Z does not require the use of a sub-transfer agent.

Comment 3:	In the section entitled “Principal Strategies,” the Staff notes that the Portfolio may invest in preferred stock. Please add an appropriate corresponding risk for investments in preferred stock.

Response:	Although the Portfolio may invest in preferred stock as the disclosure indicates, such investments do not in themselves constitute a principal strategy of the Portfolio but are intended to provide more information about the Portfolio’s principal strategy of investing in equity securities. The Prospectus has not been revised in response to this comment.

Comment 4:	In the section entitled “Principal Strategies,” please clarify whether the limitation on investing in fixed-income, U.S. Dollar denominated foreign securities is relative to the 25% limitation on fixed-income, non-U.S. Dollar denominated foreign securities or whether it is a separate limitation.

Response:	The Registrant believes the current disclosure regarding limitations on fixed-income U.S. Dollar denominated foreign securities and non-U.S. Dollar denominated foreign securities is sufficiently clear to investors that there is (i) a 25% limit on non-U.S. Dollar denominated foreign fixed-income securities and (ii) no limit on U.S. Dollar denominated foreign fixed-income securities. The Registrant respectfully declines to revise the disclosure in response to this comment.

Comment 5:	In the section entitled “Principal Strategies,” the Staff notes that the Portfolio may invest in emerging-market countries. Please add disclosure regarding how the Portfolio defines or determines what constitutes emerging-market countries.

Response:	The Registrant believes that the emerging market countries reference is a commonly understood reference and that there is no reason for a precise definition of emerging markets. However, the section of the Prospectus entitled “Additional Investment Information, Special Investment Techniques and Related Risks—Principal Investments, Investment Strategies and Risks—Foreign (Non-U.S.) Securities,” has been revised to include certain additional information about emerging markets.

June 26, 2019

Comment 6:	Given that the Portfolio invests in derivative instruments, please review the Portfolio’s principal investment strategies and principal risk disclosure to ensure that the information is not too generic or standardized and describes the actual derivative instruments and associated principal risks that the Portfolio intends to use to achieve its investment objective. Please confirm that the Portfolio’s derivatives disclosure reflects the observations set forth in the letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. See Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”).

Response:	The Registrant is aware of the Staff’s observations and concerns stated in the Derivatives Disclosure Letter regarding disclosure by an investment company of its use of derivatives. The Portfolio believes that the current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

Comment 7:	In the section entitled “Principal Strategies,” the Staff notes that the Portfolio may invest up to 25% of its total assets in “junk bonds.” Given the liquidity profile of these investments, please explain how the Portfolio determines that its investment strategy is appropriate under Rule 22e-4 of the 1940 Act. In responding to this comment, please consider pages 154 and 155 of the adopting release of the Investment Company Liquidity Risk Management Programs, Release No. IC-32315.

Response:	As stated in the Prospectus, the Portfolio limits its investments in illiquid securities to 15% of its net assets in accordance with the requirements of the 1940 Act. As a general matter, the Registrant believes that “junk bonds” do not present an inherently high degree of liquidity risk. In addition, AllianceBernstein L.P., as administrator of the Registrant’s Liquidity Program, regularly monitors the Portfolio’s liquidity consistent with the Liquidity Program. Junk bonds are appropriately characterized under the Liquidity Program and are not classified as “illiquid investments.”

Comment 8:	In the section entitled “Principal Strategies,” consider revising the last sentence of the third paragraph to state that no more than 5% of the Portfolio’s total assets may be invested in fixed-income securities rated CCC or lower by national rating agencies.

Response:	The Registrant believes the current disclosure regarding the Portfolio’s ability to invest in fixed-income securities of certain ratings is appropriate; while no more than 5% of the Portfolio’s total assets may be invested in fixed-income securities rated CCC by national rating agencies, the Portfolio may not invest in fixed-income securities rated below CCC at the time of purchase. The Prospectus has not been revised in response to this comment.

June 26, 2019

Comment 9:	Disclosure in the section entitled “Principal Strategies, refers to the Portfolio’s effective duration. Please include a simple example of how duration works.

Response:	The disclosure regarding the Portfolio’s effective duration, as well as the “Duration Risk” disclosure under “Principal Risks” explains the concept of duration, including how duration works. The Registrant does not believe a specific example is required or necessary and, therefore, respectfully declines to revise the Prospectus in response to this comment.

Comment 10:	The Staff notes that “Portfolio Turnover Risk” is listed as a principal investment risk of the Portfolio. Please include corresponding disclosure in the “Principal Strategies” section of the Prospectus.

Response:	The Portfolio generally buys portfolio securities with the intention of holding them for investment. However, when market conditions or other circumstances warrant, securities may be purchased and sold without regard to the length of time held, as has been the case recently. In light of the fact that active and frequent trading is not a principal strategy of the Portfolio, “Portfolio Turnover Risk” has been removed as a principal investment risk of the Portfolio and is discussed as an additional risk in the section of the prospectus entitled “Additional Strategies and Risks.”

Comment 11:	In the Performance Table, the Staff notes that the Portfolio shows returns for Class A, Class Z and Advisor Class shares will be based on the existing share class of the Portfolio, adjusted to reflect the net expense ratios of each of Class A, Class Z and Advisor Class shares. Because Class Z shares have a lower expense ratio than the existing share class of the Portfolio, performance for Class Z will be higher. It is the Staff’s position that performance information for a new class of shares cannot be shown if it will reflect performance that is higher than the actual returns of the existing share class.

Response:	The Registrant has revised the Performance Table to reflect the actual returns of the existing share class and to explain in the footnotes to the Table that performance of Class A, Class Z and Advisor Class shares would have been higher or lower than the returns shown in the Table as a result of the different expenses of those share classes.

Comment 12:	For the length of service of a portfolio manager associated with the Portfolio or adviser, please disclose the month along with the year.

Response:	The Registrant believes the current disclosure regarding each portfolio manager’s length of service is consistent with the requirements of Item 5(b) of Form N-1A, and as such, has not revised the disclosure in response to this comment.

June 26, 2019

Additional Investment Information, Special Investment Techniques and Related Risks

Comment 13:	In the section entitled “Principal Investments, Investment Strategies and Risks,” please confirm the accuracy of the statement that the disclosure in this section is only with respect to the Portfolio’s principal investments, strategies and risks and, if there is any disclosure regarding non-principal investments, strategies and risks, revise this language accordingly.

Response:	The Registrant has revised some of the strategy and risk disclosure in the section entitled “Principal Investments, Investment Strategies and Risks” and confirms the accuracy of the referenced statement.

Comment 14:	In the section entitled “Additional Strategies and Risks,” please clarify whether the disclosure discusses principal and/or non-principal strategies and risks and revise the disclosure as necessary.

Response:	The Registrant has revised some of the strategy and risk disclosure in the section entitled “Additional Strategies and Risks” and confirms the accuracy of the referenced statement.

Comment 15:	In the section entitled “Additional Investment Information—Changing the Investment Objectives and Policies of the Portfolio; When Shareholder Approval is Required,” consider deleting the disclosure regarding Rule 35d-1 under the 1940 as it is not applicable to the Portfolio.

Response:	The referenced disclosure has been removed.

Investing in the Portfolio

Comment 16:	In the section entitled “How to Buy Shares—Purchase Minimums and Maximums,” the Staff notes that information is only presented for Class A Shares. Additionally, the content and formatting of the section entitled “How to Buy Shares—Advisor Class Shares” differs from disclosure with respect to Class A and Class Z Shares. Please consider revising the “How to Buy Shares” section of the Prospectus to make the disclosure consistent for the share classes and to clarify which sections apply to which share classes.

Response:	The Registrant has made certain changes in the “How to Buy Shares” section of the Prospectus in response to this comment.

Comment 17:	In the section entitled “Choosing a Share Class,” the Staff notes that certain disclosure was removed when compared with the disclosure for retail share classes of other series of the Registrant. This removed disclosure should be retained for the Portfolio.

June 26, 2019

Response:	The Registrant notes that the removed disclosure relates to selecting between Class A, Class B and Class C share classes of other series of the Registrant. Because the Portfolio is only offering Class A, Class Z and Advisor Class shares, disclosure regarding differences between Class A, Class B and Class C is not applicable to the Portfolio. The Registrant respectfully declines to revise the disclosure in response to this comment.

Comment 18:	In the section entitled “How to Sell or Redeem Shares—Sale In-Kind,” please disclose additional details regarding how redemptions in-kind will be made, such as whether redemptions in-kind will be made using pro rata slices of portfolio assets, individual securities, or representative security baskets.

Response:	The Registrant believes that the current disclosure regarding in-kind redemptions is consistent with the requirements of Item 11(c)(8) of Form N-1A and respectfully declines to revise the disclosure in response to this comment.

SAI

Comment 19:	In the section entitled “Investment Strategies and Related Risks,” please delete the caption regarding “Fixed-Income Portfolios.” Please also remove all references to series of the Registrant, other than the Portfolio, as they are not being offered pursuant to this Amendment.

Response:	The Registrant has removed the flagged caption and confirms that all references to series of the Registrant, other than the Portfolio, have been removed from the SAI.

Part C – Other Information

Comment 20:	The signature page in Part C indicates that the Amendment was signed by an officer on behalf of the Registrant pursuant to a power of attorney. Please confirm that the signature complies with section 483(b) of the 1933 Act.

Response:	Pursuant to resolutions adopted by the board of directors of the Registrant on April 30, 2019 in connection with approving the offering of Class A, Class Z and Advisor Class shares of the Portfolio, officers of the Registrant had authority to sign the Amendment on behalf of the Registrant in their capacity as officers. The Amendment was manually signed by Nancy E. Hay, a duly authorized officer of the Fund, on behalf of all parties indicated. It was an inadvertent error for the Amendment to be signed on behalf of the Registrant pursuant to a power of attorney. The Registrant confirms that additional Post-Effective Amendments to the Registration Statement will not be signed with the name of any officer signing on behalf of the Registrant pursuant to a power of attorney.

June 26, 2019

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Should you have any questions concerning the above, please call the undersigned at (212) 728-8629.

Very truly yours,

/s/ Mia G. Pillinger
Mia G. Pillinger

cc:	Nancy E. Hay, Esq.

P. Jay Spinola, Esq.